

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

Alice Chang
Chief Executive Officer
Perfect Corp.
14F, No. 98 Minquan Road
Xindian District
New Taipei City 231, Taiwan

> **Re: Perfect Corp.**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed August 29, 2022**
> **File No. 333-263841**

Dear Ms. Chang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus
Recent Developments, page 58

1. Please revise the disclosure in this section to remove any implication that investors should not rely on the information presented. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results.

<u>Goldman Sachs Asia has resigned from its advisory role for Perfect in connection with the Business Combination..., page 97</u>

2. Revise to clarify why Perfect requested that Goldman Sachs Asia resign from its role as financial advisor to Perfect in connection with the Business Combination.

3. Please provide us with any correspondence between Goldman Sachs Asia and Perfect relating to Goldman Sachs Asia's resignation.

4. We note your disclosure that Goldman Sachs Asia "received drafts of this prospectus/proxy statement prepared by Provident and Perfect and provided limited comments in the ordinary course." Please discuss with more specificity the nature the comments and analysis provided by Goldman, including but not limited to the disclosure regarding the financial analyses prepared by Perfect's management and reviewed by the board of directors of Provident or the projected financial information of Perfect.

<u>Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Note 1 - Description of the Business Combination, page 193</u>

5. We note you removed certain disclosure regarding the Shareholder Earnout Shares that had stated the shares are contingently issuable and are accounted for as potential contingent payment arrangements in the pro forma financial statements. We also note you no longer reflect the impact of this earnout in pro forma adjustments (L) and (DD); however, on page 186 and elsewhere, you still indicate that the IFRS 2 expense considers the estimated share-based contingent payments of Shareholder Earnout Shares. Please tell us the reason for the change in the pro forma adjustments and how this revised presentation accurately reflects the impact of the arrangements. To the extent the terms of the earnout arrangements changed, revise your disclosures accordingly.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology